Exhibit 99.1

eLong Announces Expedia’s Sale of Equity Stake

/BEIJING, May 22, 2015/ -- eLong, Inc. (Nasdaq: LONG), a leading online travel company in China (the “Company” or “eLong”), today announced the sale by Expedia, Inc. (NASDAQ: EXPE) (“Expedia”), the largest shareholder of the Company, of its 62.4% ownership interest in the Company held through its wholly owned subsidiary. Expedia informed eLong that, on May 22, 2015, all of the ordinary shares Expedia owned were sold at an average price of US$14.63 per share (equivalent to an average price of US$29.27 per ADS) to several purchasers based in China, including C-Travel International, Ltd. (a wholly owned subsidiary of Ctrip.com International, Ltd. (NASDAQ: CTRP)), Keystone Lodging Holdings Limited, Plateno Group Limited and Luxuriant Holdings Limited.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China offering consumers a network of approximately 510,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570